EXHIBIT 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS
GYRODYNE, LLC

Subscription Rights to Purchase Common Shares of Limited Liability Company Interests
Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Gyrodyne, LLC

January [●], 2024

Dear Shareholder:

Enclosed are materials relating to a rights offering (the “Rights Offering”) by Gyrodyne, LLC, a New York limited liability company (“we,” “us,” “our,” or the “Company”), including the Prospectus dated [●], 2024 (as amended from time to time, the “Prospectus”).  Please carefully review the Prospectus, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase common shares of limited liability company interests (the “Common Share”), only during a limited period.  Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus.  Any prospective purchaser of our Common Shares pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein and incorporated by reference therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering an aggregate of 625,000 Common Shares. Assuming the Rights Offering is fully subscribed, we currently expect to receive aggregate gross proceeds of $5,000,000, as described in the Prospectus.  The subscription rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [●], 2024 (the “Expiration Date”), unless we extend such period.

As described in the Prospectus, you will receive one subscription right for every five full Common Shares owned at 5:00 p.m., Eastern Time, on January 29, 2024 (the “Record Date”).  Each Basic Subscription Privilege carries with it (i) a basic subscription privilege, which entitles the holder to purchase two Common Shares and (ii) an over-subscription privilege, which entitles each shareholder owning Common Shares as of the Record Date (each, an “Eligible Shareholder”) that has exercised its basic subscription privilege in full to subscribe for additional Common Shares that are offered in the Rights Offering, to the extent other Eligible Shareholders have not exercised their basic subscription privileges in full. The subscription price is $8.00 per whole Common Share (the “Subscription Price”), payable in cash. No fractional shares will be issued upon the exercise of any Subscription Rights. If, pursuant to an Eligible Shareholder’s exercise of its Subscription Rights, the number of Common Shares that such Eligible Shareholder would be entitled to receive would result in receipt of a fractional share, the aggregate number of Common Shares the Eligible Shareholder is entitled to purchase will be rounded to the nearest whole number, with halves rounded down. The Subscription Price must be paid for each whole Common Share that is purchased.

Each Eligible Shareholder who elects to exercise its basic subscription privilege in full may also subscribe for additional shares issuable in the Rights Offering at the Subscription Price. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your Rights Certificate. When you send in your Rights Certificate, you must also send the full purchase price in cash, as provided herein, for the number of additional shares that you have requested to purchase, at the Subscription Price (in addition to the payment in cash, as provided herein, due for shares purchased through your basic subscription privilege). If you do not ultimately purchase the full amount of additional shares that you have requested to purchase, Computershare Trust Company, N.A. (the “Subscription Agent”) will return any excess payments, without interest or penalty.

As soon as practicable after the Expiration Date, the Subscription Agent will determine the number of shares available for purchase pursuant to exercise of over-subscription privileges. If there are not enough shares to satisfy all subscription requests made under the over-subscription privileges, the available shares issuable in the Rights Offering will be distributed proportionately among those Eligible Shareholders who were entitled to and did exercise their over-subscription privilege, based on the number of shares each such Eligible Shareholder subscribed for under the over-subscription privilege. If a pro rata allocation of the remaining shares would result in the allocation to you of a greater number of shares than you subscribed for under your over-subscription request, then we will allocate to you only the number of shares for which you subscribed and we will allocate the remaining shares among all other Eligible Shareholders exercising their over-subscription privilege.

The Company can provide no assurances that you will actually be entitled to purchase the number of Common Shares issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Privilege in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Common Shares are available following the exercise of Subscription Rights under the Basic Subscription Privileges.

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To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Date, and your excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege.  See “The Rights Offering —Over-Subscription Privilege.”

You are not required to exercise any or all of your Subscription Rights. There is no minimum number of shares that we must sell in order to complete the Rights Offering. Eligible Shareholders who do not participate in the Rights Offering will continue to own the same number of Common Shares after the Rights Offering, but will own a smaller percentage of the total Common Shares outstanding to the extent that other Eligible Shareholders participate in the Rights Offering.

Please see the discussion of risk factors related to the Rights Offering, including dilution, under the sections “Risk Factors—Risks Related to the Rights Offering” and “Dilution” in the Prospectus.

The Subscription Rights will be evidenced by a Non-Transferable Subscription Rights Certificate issued to shareholders of record and will cease to have any value at the Expiration Date.

Enclosed are copies of the following documents:

1. Prospectus;

2. Non-Transferable Subscription Rights Certificate;

3. Instructions as to Use of Gyrodyne, LLC Non-Transferable Subscription Rights Certificates; and

4. A return envelope addressed to the Subscription Agent.

Your prompt action is requested.  To exercise the Subscription Rights, as indicated in the Prospectus, you should deliver to the Subscription Agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Subscription Right.  The Subscription Agent must receive the Non-Transferable Subscription Rights Certificate with payment of the Subscription Price prior to the Expiration Date unless we extend the Rights Offering period.  If you send your Non-Transferable Subscription Rights Certificate(s) and Subscription Price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment before the Expiration Date.  We will not be required to issue our Common Shares to you if the Subscription Agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after that time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent.  See “The Rights Offering—Expiration Date” in the Prospectus.

ONCE YOU HAVE EXERCISED YOUR RIGHT AND SUBMITTED PAYMENT OF THE AGGREGATE SUBSCRIPTION PRICE, YOU ARE NOT ALLOWED TO REVOKE, CANCEL OR CHANGE THE EXERCISE OF YOUR RIGHTS OR REQUEST A REFUND OF MONIES PAID, EVEN IF YOU SUBSEQUENTLY LEARN INFORMATION ABOUT US THAT YOU CONSIDER TO BE UNFAVORABLE, OUR SHARE PRICE DECLINES, OR YOU OTHERWISE CHANGE YOUR INVESTMENT DECISION. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE WILL EXPIRE WITHOUT VALUE.

Additional copies of the enclosed materials may be obtained from the Information Agent for this Rights Offering at the following email and number:

Holder Inquiries:
(800) 322-2885 (toll free)
proxy@mackenziepartners.com

Very truly yours, Gyrodyne, LLC

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